Exhibit 99.1

Tuniu Announces US$500 Million Investment from HNA Tourism

Tuniu and HNA Tourism launch strategic partnership

BEIJING, China, November 23, 2015 — Tuniu Corporation (“Tuniu” or the “Company”) (Nasdaq: TOUR), a leading online leisure travel company in China, and HNA Tourism Group (“HNA Tourism”), one of three strategic industrial conglomerates of HNA Group, today announced that they have entered into a strategic partnership. As part of the partnership, HNA Tourism is expected to invest US$500 million in Tuniu through the acquisition of Tuniu’s newly issued Class A ordinary shares.

The purchase price for the transaction will be US$5.50 per Class A ordinary share, or the equivalent of US$16.50 per American Depositary Share ("ADS"). This purchase price represents an approximate 11.3% premium over the average closing trading price of Tuniu's ADSs for the 20 trading days prior to the announcement, and an approximate 5.0% premium over the closing trading price of Tuniu’s ADS on November 20, 2015. Immediately following the completion of the transaction, HNA Tourism is expected to hold approximately 24.1% of Tuniu’s total outstanding shares and become Tuniu’s largest shareholder.

The transaction is subject to customary closing conditions and is expected to close in December 2015.

As part of this strategic partnership, HNA Tourism and Tuniu have entered into a strategic procurement agreement, pursuant to which HNA Tourism will provide Tuniu with access to its premium airlines and hotels resources at a preferential rate, under fair competitive market rules. Under the strategic procurement agreement, Tuniu is expected to acquire no less than US$100 million in products and services sourced from HNA Tourism over the next two years.

Mr. Donald Yu, Tuniu’s co-founder, Chairman and Chief Executive Officer, said, “We welcome HNA Tourism as our strategic shareholder and are excited about the potential presented by this strategic business cooperation. HNA Tourism is a leading tourism company in China with a rich collection of travel-related resources throughout the supply chain. As Tuniu continues to increase its direct procurement, HNA Tourism’s airlines resources will significantly enhance our ability to connect our network of departure cities to our constantly growing portfolio of destination offerings. Going forward, we look forward to closely working with HNA Tourism to ensure that we continue to provide our customers with the best leisure travel experiences.”

Mr. Zhang Ling, Member of the Board of Directors of HNA Group and Chairman of HNA Tourism said, “We are also very excited about the formation of a stronger strategic alliance with Tuniu through this opportunity. Tuniu is a leading online leisure travel company in China with a broad customer base and well-established brand. We look forward to collaborating with Tuniu in order to bring more of our products to leisure travelers throughout China. At the same time, we will fully support Tuniu as it continues to expand its market share in the leisure travel market in China.”

The share issuance is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) thereof regarding transactions not involving a public offering, or is made in reliance on, and in compliance with, Regulation S under the Securities Act.

About Tuniu Corporation

Tuniu (NASDAQ: TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 1,200,000 stock keeping units (SKUs) of packaged tours, covering over 140 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including approximately 1,350 tour advisors, a 24/7 call center and 140 regional service centers. For more information, please visit http://ir.tuniu.com.

About HNA Tourism Group Co., Ltd.

Founded in Beijing in March 2007, HNA Tourism Group is one of three strategic industrial conglomerates of HNA Group, which specializes in tourism assets management. It owns and operates airlines, hotels, travel operators, online services, tourism investment among other businesses.

In 2014, HNA Tourism had total assets valued at about US$18 billion and an annual turnover of more than USD$ 5 billion. Positioned as the sixth largest tourism group in China, it has full ownership and majority stakes in more than 20 brands such as Capital Airlines, Deer Jet, Caissa Touristic and Tangla Hotels.

For investor and media inquiries, please contact:

Tuniu	New York
Ella Kidron
China	Brunswick Group
Maria Xin	Phone: +1-212-333-3810
Investor Relations and Strategic Investment Senior Director	E-mail: tuniu@brunswickgroup.com
Tuniu Corporation
Phone: +86-25-8685-3178	HNA Tourism Group Co., Ltd.
E-mail: ir@tuniu.com	CSR and Corporate Communications
Iran Monroy
Lin Zhu	Phone: (86) 010 59156958
Brunswick Group	E-mail: hna_tourism_pr@hnair.com
Phone: +86-21-6039-6388
E-mail: tuniu@brunswickgroup.com

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tuniu’s goals and strategies; the growth of the online leisure travel market in China; the demand for its products and services; its relationships with customers and travel suppliers; its ability to offer competitive travel products and services; its future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.